August 27, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Donna Di Silvio
Bill Thompson

Re:	WAGEWORKS, INC.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed May 30, 2019
Form 8-K filed June 28, 2019

File No. 001-35232

Dear Ms. Di Silvio and Mr. Thompson:

WageWorks, Inc. (the “Company”, “we”, “our”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 14, 2019 relating to the Company’s Form 10-K for its fiscal year ended December 31, 2018 and the Company’s Form 8-K filed on June 28, 2019.

On June 26, 2019, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with HealthEquity, Inc. (“HealthEquity”) and Pacific Merger Sub Inc. (“Merger Sub”), pursuant to which, upon the satisfaction or waiver of all closing conditions, including the adoption of the Merger Agreement by our stockholders, we will merge (the “Merger”) with and into Merger Sub and become a wholly owned subsidiary of HealthEquity. To the extent the Merger closes successfully, HealthEquity will file a Form 15 with the Commission on behalf of the Company in order to terminate the reporting obligations of the Company. Because the Company does not have the ability to bind HealthEquity’s future disclosure, when in this letter we agree to make certain statements or changes in disclosure in future filings, such statements or changes relate to future filings of the Company only and not HealthEquity.

To facilitate your review, we have reproduced below the Staff’s comments in bold italics followed by the Company’s response to the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 1. Business

Our Clients, page 4

1.

Please tell us if any customers account for 10 percent or more of total revenues. If so, please disclose the names of customers accounting for 10 percent or more of the consolidated revenues and if the loss of the customer would have a material adverse effect. Please refer to Item 101 of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Staff that no customers accounted for 10 percent or more of total revenues during the year ended December 31, 2018. The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings, it intends to include the required disclosure under Item 101 of Regulation S-K.

Notes to Consolidated Financial Statements

Note 1. Summary of Business and Significant Accounting Policies

Marketable Securities, page 58

2.	Please tell us your consideration of disclosing the basis on which the cost of a security is determined. Please refer to ASC 320-10-50-9b.

Securities and Exchange Commission

Re: Comment Letter Dated August 14, 2019

August 27, 2019

In response to the Staff’s comment, the Company uses specific identification and not average cost method to determine the basis on which to account for the cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings. For the years ended December 31, 2018, and 2017, the realized losses related to the Company’s available-for-sale debt securities were immaterial, therefore, the Company did not include additional disclosure in accordance with ASC 320-10-50-9b regarding the basis on which the cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings is determined. However, the Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings, it intends to include the required disclosure under ASC 320-10-50-9b.

3.

We note your disclosure here and in Management’s Discussion and Analysis of Financial Condition and Results of Operations that securities are reported at fair value and that unrealized gains and losses, net of taxes, are included in accumulated other comprehensive loss except for unrealized losses determined to be other-than temporary which will be recorded within other income (expense). These disclosures appear to be inconsistent with your disclosure regarding the adoption of ASU No. 2016-01 on page 65. Please revise or advise.

In response to the Staff’s comment, please refer to the disclosure as referenced above on Note 5, on page 73, “The Company conducts a regular assessment of its debt securities with unrealized losses to determine whether securities have other-than-temporary impairment considering, among other factors, the nature of the securities, credit rating or financial condition of the issuer, the extent and duration of the unrealized loss, expected cash flows of underlying collateral, market conditions and whether the Company intends to sell or it is more likely than not that the Company will be required to sell the debt securities. The Company did not have any other-than-temporary impairment in its available-for-sale securities at December 31, 2018.”

For the years ended December 31, 2018 and 2017, the Company’s investments in marketable securities are considered available-for-sale debt securities, for which changes in fair value are required to be included in accumulated other comprehensive income, net of tax effect, until realized under ASC 320.

ASU No. 2016-01 requires that most equity investments be measured at fair value, with subsequent changes in fair value recognized in net income. During the years ended December 31, 2018 and 2017, the Company did not hold any equity securities.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings, it will revise the name of its investment to be “available-for-sale debt securities” to be consistent throughout the document to avoid confusion.

Note 15. Commitments and Contingencies

(b) Legal Matters, page 84

4.

With respect to the Securities Class Action and derivative lawsuits, please tell us your consideration of the requirement in ASC 450-20-50-4b to disclose an estimate of the possible loss or range of loss or to disclose that such an estimate cannot be made. In this regard, your disclosure in the second to last paragraph of this footnote addresses other unresolved matters. This comment also applies to the putative class action suits filed July 30, 2019 disclosed in your Form 10-Q for the quarter ended June 30, 2019.

The Company is mindful of its obligations under ASC 450-20-50-4b and advises the Staff that it regularly evaluates the status of legal matters in which it is involved to determine whether a possible loss or range of loss can be estimated. In performing this evaluation, the Company considers a number of factors such as: the nature of the claim, whether the claim is an individual claim or a class action, recent rulings by the court, advice of experts and counsel, the Company’s defenses and possible counterclaims, any settlement discussions and other developments. At the end of each reporting period, the loss contingency disclosures are reviewed to ensure that they reflect the most current information known to the Company. The Company records accruals for such contingencies to the extent that the Company concludes that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated in accordance with ASC 450-20-25.

These matters are continuously being evaluated and, in many cases, are being contested by the Company, and the outcome is uncertain and unpredictable. Each matter has its own set of unique facts and circumstances; therefore, outcomes from prior litigation may not necessarily be a reliable source to estimate a loss or estimate a range of loss on current matters. Determining an estimated loss or range of estimated loss involves making a series of judgments about future events. Many times, there are significant legal and factual issues which are yet to be determined which do not allow a reasonable estimate of loss or range of loss to be made. The ability to

Securities and Exchange Commission

Re: Comment Letter Dated August 14, 2019

August 27, 2019

estimate the potential loss from any particular claim or lawsuit may be affected by various factors including: (i) the damages sought in the proceeding are unsubstantiated or indeterminate; (ii) discovery is not complete; (iii) the proceeding may be in its early stages; (iv) the matters present legal uncertainties; (v) there are significant facts in dispute; (vi) there may be a large number of parties (including where it is uncertain how liability, if any, will be shared among multiple defendants); (vii) there is a wide range of potential outcomes; (viii) the facts presented in the case; (ix) litigation strategies; (x) the Company’s legal defenses; (xi) the court assigned to the matter; (xii) the judge presiding over the case; (xiii) the composition of the jury; and (xiv) the evidence presented.

The Company evaluated carefully all matters disclosed in the Form 10-K for the year ended December 31, 2018 and the Form 10-Q for the quarter ended June 30, 2019 and believes that its disclosures in Note 15 of the Form 10-K and Note 10 of the Form 10-Q were consistent with the guidance in ASC 450-20-50-4b and that it was unable to estimate the possible loss or range of loss with respect to the matters disclosed. The putative class action suits filed on July 30, 2019 were subsequent events for the quarter ended June 30, 2019. The lawsuits were still in the early stages and the Company determined that a loss was not probable and the range of possible loss was not estimable as of the date of filing the Form 10-Q of August 9, 2019.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings, the Company will, if applicable, make an explicit statement that it was unable to estimate the possible loss or range of loss for the matters disclosed based on the facts and circumstances present at the date of each future filing as may be required under ASC 450-20-50-4b.

Form 8-K filed June 28, 2019

Exhibits

5.

We note your non-GAAP measures for Non-GAAP Net Income and Non-GAAP Income from Operations include an adjustment to eliminate the portion of your amortization expense related to acquired intangibles. Please tell us in detail why you present this adjustment in these non-GAAP measures and how you considered the guidance in Question 100.04 of the April 4, 2018 Compliance and Disclosure Interpretations on Non-GAAP Financial Measures available on our website at https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Adjusting for a portion of your GAAP amortization and depreciation expense appears to create an individually tailored recognition and measurement method for amortization expense or for the related assets by treating a portion of your definite lived intangible assets as though they are indefinite lived. If you believe that this adjustment does not create an individually tailored accounting principle and that it provides useful and meaningful information, please revise your disclosure in future filings to ensure the following:

•	It is clear what amortization is being excluded from the non-GAAP measure (i.e. just that from acquired intangible assets or all intangible assets) and why;

•

The explanation for why this portion of the amortization is being excluded must not convey that excluding amortization of acquired intangible assets provides supplemental information with regard to your core operating performance. Your current disclosure incorrectly suggests you do not earn revenue from these acquired intangible assets; and,

•	A discussion of the limitations such as the fact that while this expense is being excluded, the revenue generated from these assets is not.

The Company acknowledges the Staff’s comment regarding non-GAAP net income and non-GAAP income from operations (the “referenced Non-GAAP measures”).

The Company believes its treatment of the amortization of acquired intangibles is not an individually tailored expense recognition or measurement method precluded by the guidance of Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (“CDI 100.04”) for the following reasons:

a) Amortization of acquired intangibles is a GAAP amount and the adjustment to produce the referenced Non-GAAP measures sums two separately disclosed GAAP amounts (net income and amortization of acquired intangibles). Investors can also refer to Note 7 in the Form 10-Q for the quarter ended March 31, 2019 which discloses amortization of acquired intangible assets separately. The referenced Non-GAAP measures derive entirely from two GAAP amounts and not from a fundamentally different basis of accounting or an individually tailored method of accounting.

b) The Company’s approach does not result in the acceleration of revenue or the delayed recognition of costs.

Securities and Exchange Commission

Re: Comment Letter Dated August 14, 2019

August 27, 2019

c) The adjustment to exclude amortization of acquired intangibles has been consistently applied by the Company to all of its acquisitions.

The Company believes it is useful to differentiate acquired intangible assets from other assets. Acquired intangible assets by their nature are different from other intangibles (such as purchased software licenses) or property and equipment that are replaced on a regular basis as the assets expire. The costs to operate and maintain the life of acquired intangible assets are reflected in the Company’s operating expense.

Consequently, the Company’s management uses the referenced Non-GAAP measures for (i) evaluating ongoing operations, (ii) internal planning and forecasting purposes including predicting future cash flows, (iii) compensating management, and (iv) assessing the underlying value of our operations.

The Company’s management believes adjusting for amounts tied to one-time acquisitions allows investors to better compare our operating performance with the operating performance of our peer companies, particularly since the Company’s peer companies commonly adjust acquired intangible asset amortization.

In consideration of the Staff’s comment and in order to provide additional clarity in our financial reporting, the Company proposes to enhance its disclosure in future filings and proposes to include the following additional clarification regarding the referenced Non-GAAP measures:

For business combinations, the Company generally allocates a portion of the purchase price to intangible assets. The amount of the allocation is based on estimates and assumptions made by management and is subject to amortization. The amount of the purchase price from an acquisition allocated to intangible assets and the term of its related amortization can vary significantly and are unique to each acquisition, and thus the Company does not believe it is reflective of ongoing operations.

6.

Reference is made to slide 4 of Exhibit 99.1. Please tell us and revise your disclosure in future filings to clarify whether Excess Restatement-Related Costs represents actual costs incurred or some other amount.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings it will clarify that Excess Restatement-Related Costs represents actual costs incurred.

7.	You reference EBITDA on slide 5. The reconciliation provided in your Appendix is for Adjusted EBITDA. Please revise in future filings to relabel EBITDA as Adjusted EBITDA.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings it will revise the reconciliation and relabel EBITDA as Adjusted EBITDA.

8.	Please revise future filings to provide a reconciliation of your non-GAAP Earnings Per Share disclosed on slide 5 to GAAP earnings per share as required by Item 10(e)(1)(i)(B) of Regulation S-K.

The Company acknowledges the Staff’s comment and advises the Staff that in future filings it intends to include the required disclosure under Item 10(e)(1)(i)(B) of Regulation S-K.

* * * * *

Please direct any questions or comments to Izzy Dawood at (650) 577-5381 or izzy.dawood@wageworks.com.

Very truly yours,

WAGEWORKS, INC.

/s/ ISMAIL DAWOOD

Ismail Dawood

Chief Financial Officer

cc:	Mark Baudler, Wilson Sonsini Goodrich & Rosati John G. Saia, WageWorks, Inc.